Exhibit 99.1

ImmunoPrecise Announces Participation at the H.C. Wainwright 23nd Annual Global Investment Conference on September 13-15, 2021 (Virtual Conference)

VICTORIA, British Columbia--(BUSINESS WIRE)--September 7, 2021--IMMUNOPRECISE ANTIBODIES LTD. (the "Company" or "IPA") (NASDAQ: IPA) (TSX VENTURE: IPA), a leader in full-service, therapeutic antibody discovery and development, today announced that it will be presenting at the H.C. Wainwright Annual Global Investment Conference being held virtually on September 13-15, 2021.

Jennifer Bath, CEO of ImmunoPrecise, will provide an overview of the Company's business during the live presentation and will be available to participate in one-on-one meetings with investors who are registered to attend the conference.

If you are an institutional investor, and would like to attend the Company’s presentation, please click on the following link (www.hcwevents.com) to register for the conference. Once your registration is confirmed, you will be prompted to log into the conference website to request a one-on-one meeting with the Company.

Event: H.C. Wainwright 22nd Annual Global Investment Conference (Virtual Conference)

Date: September 13-15, 2021

Presentation Day & Time: September 10, 6:00 PM (EDT)

Location: https://journey.ct.events/view/8a904567-5abc-4305-b0af-d61d08691320

H.C. Wainwright is a full-service investment bank dedicated to providing corporate finance, strategic advisory and related services to public and private companies across multiple sectors and regions. H.C. Wainwright & Co. also provides research and sales and trading services to institutional investors. According to Sagient Research Systems, H.C. Wainwright’s team is ranked as the #1 Placement Agent in terms of aggregate CMPO (confidentially marketed public offering), RD (registered direct offering) and PIPE (private investment in public equity) executed cumulatively since 1998.

ImmunoPrecise Antibodies Ltd.

ImmunoPrecise is an innovation-driven technology platform company that supports its business partners in their quest to discover and develop novel antibodies against a broad range of classes of disease targets. The Company aims to transform the conventional multi-vendor antibody discovery model by providing a comprehensive suite of services tailored to optimize antibody genetic diversity and epitope coverage, to discover antibodies against rare and/or challenging epitopes. For further information, visit www.immunoprecise.com.

Contacts

Investors:
LifeSci Advisors
John Mullaly
Email: jmullaly@lifesciadvisors.com